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Sarah K. Solum

Davis Polk & Wardwell LLP	650 752 2011 tel
1600 El Camino Real	650 752 3611 fax
Menlo Park, CA 94025	sarah.solum@davispolk.com

March 9, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:	Pivotal Software, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001574135)
Submitted January 25, 2018

Ladies and Gentlemen:

On behalf of our client, Pivotal Software, Inc. (the “Company” or “Pivotal”), we are submitting this letter in response to (i) certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2018 (the “Prior Comment Letter”) relating to the draft registration statement on Form S-1 of the Company, confidentially submitted on December 15, 2017, and (ii) comments from the Staff received by letter dated February 21, 2018 (the “Comment Letter”) relating to the above-referenced amendment no. 1 to the draft registration statement on Form S-1 of the Company, confidentially submitted on January 25, 2018 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.

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We are responding to certain comments from the Staff received in the Prior Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 6, 9, 10, 19, 20, 26, 30 and 32, as set forth in the Prior Comment Letter, together with the Company’s response or updated response thereto, as applicable. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

2	March 9, 2018

We rely on contractual arrangements with our strategic partners for a significant…, page 39

6.              Transactions processed through your strategic partners under your related party agency agreements with DellEMC and VMware represented 46% of your revenue in fiscal 2016 and 44% of your revenue in fiscal 2015. Given the related party nature of these agreements, your strategic relationships with your affiliates, and the large percentage of your total revenues attributable to these agreements, please file these agreements as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the Company will file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K in a subsequent amendment to the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

9.              You state that your contracts are non-cancelable over the contract term. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year subscriptions are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. In this regard, we note your disclosures indicating that the trend in subscription revenue as a percentage of total revenue is impacted by the timing of such revenue compared to that of your services. Refer to Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 79 to address the Staff’s comment. The Company further advises the Staff that as noted in the Company’s January 24, 2018 response to the Prior Comment Letter, the Company does not expect future billings of its multi-year subscriptions to have a significant impact on the Company’s revenues, statement of operations and key metrics given that the Company generally bills annually in advance based upon the subscription contract terms. Since the Company does not expect future billings to have a significant impact on the Company’s revenues, statement of operations and key metrics, the Company has not added further discussion of billings in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

10.       You state that your business will be harmed if your customers do not renew subscriptions and expand their use of your platform. You also indicate that there is a positive correlation between customers using Labs and the expansion of their PCF subscriptions. Please tell us whether any customer or revenue retention metrics are used by management in managing your business. Similarly, tell us whether any metrics are used to monitor the rate that Labs customers expand their PCF subscription, or the population of Lab users that could potentially subscribe to PCF. If material, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

3	March 9, 2018

The Company respectfully advises the Staff that it has disclosed two metrics used by management to evaluate the business on pages 63-64 under “—Key Metrics” in the Revised Draft Registration Statement. These metrics consist of Subscription Customers and Dollar-Based Net Expansion Rate. These metrics are used to evaluate the Company’s success in growing its customer base and retaining customers. In addition, the Company has disclosed Labs Synergy on pages 65-66 under “—Factors Affecting our Performance” in the Revised Draft Registration Statement to provide support for the Company’s statements that there is a positive correlation between customers using Labs and the expansion of their PCF subscriptions.

19.       Please file your Fiscal 2018 Bonus Plan described on page 101 as an exhibit under Item 601(b)(10) or advise why you believe it is not a material agreement.

The Company respectfully advises the Staff that the Company will file the Fiscal 2018 Bonus Plan as exhibits pursuant to Item 601(b)(10) of Regulation S-K in a subsequent amendment to the Revised Draft Registration Statement.

20.       Please advise us whether your tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates and your administrative services agreements with DellEMC should be filed as material agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition to any quantitative analysis, please address the significance of the indemnification provisions and restrictions on certain issuances of your capital stock as it relates to your tax sharing agreement.

The Company respectfully advises the Staff that (i) the Company has filed its tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates as Exhibit 10.9 to the Revised Draft Registration Statement and has revised the Exhibit Index accordingly and (ii) the Company will file its administrative services agreements with DellEMC as exhibits pursuant to Item 601(b)(10) of Regulation S-K and will revise the Exhibit Index in a subsequent amendment to the Revised Draft Registration Statement.

26.       You disclose that in conjunction with your formation, DellEMC and VMware contributed approximately $635 million of goodwill that represented the carrying values of the underlying contributed businesses. Please describe for us how you determined the amount of goodwill attributable to the company’s formation.

The Company respectfully advises the Staff that as noted in the Company’s previous response, the value of the goodwill recorded upon formation of the Company was approximately $635 million. Of that amount, approximately $315 million in carrying value was contributed by DellEMC related to its acquisitions of Greenplum and Pivotal Labs LLC in 2010 and 2012, respectively. Approximately $320 million in carrying value was contributed by VMware primarily related to its acquisition of SpringSource in 2009 and other smaller acquisitions in 2010 and 2012.

30.       Please provide us with a breakdown of all stock options granted to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

4	March 9, 2018

The Company respectfully advises the Staff that the fair value of the Company’s common stock has been determined by the Company’s board of directors as of the date of each equity-based award grant. In determining fair value, the board of directors considered several factors, including a valuation prepared by an independent third-party valuation firm. The independent third-party valuation includes estimates of the fair value of the Company’s Class A common stock share price based on a Probability Weighted Expected Return Method (“PWERM”) analysis used to determine the per share price. The Company used five scenarios within the PWERM, three of which contemplate initial public offerings with varying potential consummation timeframes and assumptions of business performance. At all grant dates below, 80% of the analysis was allocated to the three IPO scenarios combined. A summary of the Company’s fiscal 2018 stock option grants and the associated valuations are below.

Grant date	Number of shares of Class A common stock subject to grant	Price per share of Class A common stock
March 15, 2017	3,691,300	$4.29
June 19, 2017	2,268,000	$4.29
August 8, 2017	29,584,925	$4.95
September 18, 2017	2,212,550	$4.95
December 15, 2017	2,889,250	$5.13
March 7, 2018	3,273,800	$5.45
Total granted	43,919,825

No single event caused the valuation of the Company’s Class A common stock to fluctuate. Instead, a combination of company specific factors and external market factors described below led to the changes in the fair value of the underlying Class A common stock.

March and June Fiscal 2018 Awards

For purposes of calculating its stock-based compensation for options granted in March and June of fiscal 2018, the Company determined the fair value of the underlying common stock to be $4.29 per share. The fair value was driven by the Company’s performance and market factors, as reflected in the PWERM valuation analysis.

August and September Fiscal 2018 Awards

For purposes of calculating its stock-based compensation for options granted in August and September of fiscal 2018, the Company determined the fair value of the underlying Class A common stock to be $4.95 per share. The increase in fair value was driven by an increase in the valuation multiples of comparable/peer companies against which the Company is benchmarked, the Company’s financial performance and the Company’s progress toward an initial public offering.

December Fiscal 2018 Awards

For purposes of calculating its stock-based compensation for options granted in December of fiscal 2018, the Company determined the fair value of the underlying Class A common stock to be $5.13 per share. The increase in fair value was primarily driven by the Company’s progress toward an initial public offering and the Company’s financial performance.

March Fiscal 2019 Awards

For purposes of calculating its stock-based compensation for options granted in March of fiscal 2019, the Company determined the fair value of the underlying Class A common stock to be $5.45 per share. The increase in fair value was primarily driven by the Company’s progress toward an initial public offering and the Company’s financial performance.

5	March 9, 2018

32.       If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

The Company respectfully advises the Staff that it has supplementally submitted the graphics that it intends to use in its prospectus with the Revised Draft Registration Statement.

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In addition, we are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 6, as set forth in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

“Our growth is largely dependent on PCF…,” page 17

1.              We note your response to prior comment 3 that you do not regularly monitor revenue by individual products and related services separately. Please tell us whether you ever generate information related to the amount of revenues considered as PCF and related services. If so, revise to quantify the amount of revenues attributable to PCF and related services for the available period. Also, quantify for us the percentage of revenue from PCF and related services in fiscal 2016 and 2017 to support your assertion that such revenues represented a substantial majority of your total revenue for each of these periods. In addition, please clarify the nature of services that you consider to be related to PCF and the estimated time period to which you are referring with your statement that these revenues will be the vast majority of future revenue.

PCF Platform Strategy. The PCF platform is the focal point of the Company’s entire business model and strategy, inclusive of all key product and services offerings. This platform strategy has evolved over time such that PCF now includes several components, including PAS, PKS and the Pivotal Services Marketplace, as described in more detail on pages 96-99 of the Revised Draft Registration Statement. This platform strategy is further bolstered by the Company’s Labs and implementation services, which are strategic activities with respect to customers’  adoption and expansion of PCF. The Company considers PCF and related services to represent its strategy for the foreseeable future.

Nature of PCF-Related Services Offered. The Company offers Labs and implementation services in furtherance of its PCF platform strategy. Labs services drive PCF adoption and expansion for many of the Company’s subscription customers by teaching customers modern software development techniques necessary to fully leverage the PCF platform. In addition, Labs development methodologies enable customers to create new applications and re-platform legacy applications to the PCF platform. Similarly, implementation services enable customers to quickly deploy, provision and operate the PCF platform at scale. As a result, the Company considers all of its Labs services and most of its implementation services to be related to its PCF platform. Going forward the Company plans to continue to emphasize its platform approach and expects the revenue contribution associated with products or services unrelated to PCF to be minimal. The Company’s strategy of leveraging its SI partners to offer Labs-like services further illustrates the importance of the PCF platform to the Company’s future results. Accordingly, the Company believes it is important to emphasize to investors the risks associated with a PCF platform-centric strategy.

6	March 9, 2018

Revenue Reporting. The foregoing platform approach underscores the importance of PCF to the Company’s historical and future results, including both subscription and services revenue. This is true notwithstanding the fact that the Company’s revenue reporting systems are not set up to track or report PCF and related services as a specific category of revenue, nor do any other internal systems generate reports on or otherwise track PCF and related services revenue for internal purposes. PCF and related services revenue is not a key metric used by management and therefore is not used to measure performance, identify trends, formulate financial projections or make strategic decisions.

Basis for Disclosure. Notwithstanding the foregoing, the Company has performed several data queries and manual calculations based on the resulting data extracts to estimate the amount of its revenue from PCF and services considered to be related to PCF for each period disclosed. On that basis, the Company respectfully confirms to the Staff that each query performed supports the disclosure that PCF and related services revenue represented a substantial majority of revenue in each of 2016, 2017 and 2018 and is expected to represent the vast majority of future revenue. That said, the data produced by such queries are inherently imprecise. The Company accordingly believes that it would be inappropriate to include such quantification in the registration statement and that it is more appropriate to disclose the associated risk on the basis reflected in the Revised Draft Registration Statement.

Results of Operations

Comparison of Fiscal 2016 and 2017

Revenue, page 65

2.              In your response to prior comment 12 you state that “Subscription Customers” and “Dollar-Based Net Expansion” metrics will provide an indication of the extent to which fluctuations are attributable to such factors. While increases in such metrics will correspond to revenue increases, the relative contribution to revenue increases may not be apparent. Please revise to disclose in quantified terms, if practicable, the extent to which subscription revenue increases were due the addition of subscription customers and increased sales to existing subscription customers. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 69-70 to address the Staff’s comment.

7	March 9, 2018

3.              We note your revised disclosure in response to comment 13 where you attribute the increase in the number of subscription customers to an increased demand for strategic and implementation services typically attached to new customer subscriptions. Please explain further to us the relationship between subscription customers and strategic services (e.g., Labs) and tell us what factors impacted the growth in Lab services. In your response, tell us what portion of the services revenue growth was attributable to the increase in Labs versus implementation services revenues.

The Company respectfully advises the Staff that the increased demand for strategic and implementation services typically attached to new customer subscriptions was driven by the increase in the number of new subscription customers, rather than the reverse. New subscription customers often seek the benefit of strategic services, such as Labs, and implementation services in order to successfully achieve desired business outcomes in their organizations using PCF. These services can be fulfilled by either the Company or its partners. The Company was able to accommodate growing demand for PCF and Labs services due to the Company’s strategic decision to expand its Labs capability in fiscal 2016 and fiscal 2017 in order to facilitate the growth in demand for PCF. For example, the Company invested in Labs locations in major cities where it anticipated growing demand for PCF, better positioning the Company to capture such demand and more efficiently provide strategic services to PCF customers. The Company’s strategy has since further evolved such that the Company relies on systems integrators (“SIs”) to deliver both strategic and implementation services, thereby further positioning the Company to scale its PCF platform offering. Leading SIs, such as Accenture, have launched dedicated practices focused on PCF and providing Labs-like services, as well as implementation services.

The increase in services revenue from fiscal 2016 to fiscal 2017 was driven by the expansion of the Company’s Labs organization and related engagements. The decrease in services revenue from fiscal 2017 to fiscal 2018 reflects the non-renewal of maintenance and support contracts associated with certain historical software products sold on a perpetual license basis. The Company has revised the disclosure on pages 69-70 to reflect the foregoing.

Critical Accounting Policies and Estimates

Revenue Recognition

Costs to Obtain and Fulfill a Contract, page 72

4.              We note you revised your footnote disclosures in response to prior comment 25; however, similar revisions were not made here. Please explain further your reference to “the weighted-average term of contracts” here or revise your disclosures accordingly.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 82 to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 106

5.              We note your response to prior comment 21 with respect to your related party intellectual property agreements with DellEMC and VMware. In a risk factor on page 38, you reference intellectual property agreements that provide DellEMC and VMware the use of your source code and intellectual property that can be used in competing products. Please identify the DellEMC and VMware agreement(s) that contain the intellectual property agreements, which this risk factor references. Please provide us a more detailed materiality analysis as to why you believe these intellectual property agreements are not material to your results of operations. For example, please clarify whether such intellectual property are used in product by DellEMC or VMware that would constitute a material amount of revenue for your operations or identify the products that directly compete with your products line, if any.

The Company was formed on April 1, 2013 by DellEMC and VMware, each of which contributed assets and technology to the newly formed entity. As is customary in arrangements such as this, each of the contributing parties retained a limited license back to the contributed assets and technology. These retained licenses are reflected in a series of intellectual property agreements dated April 1, 2013 with DellEMC and VMware (together, the “IP Agreements”).

8	March 9, 2018

Under the IP Agreements, DellEMC and VMware (together, the “Assignors”) assigned to the Company certain identified intellectual property (the “Assigned IP”), to which the Assignors retained a limited license back consisting of (i) a patent license for use in (x) the Assignors’ then-existing products and services and (y) any later-developed products and services that do not compete with the Company’s then-existing products and services, (ii) a two-year license, which has now expired, to certain copyrights and source code used within any updates to the Company’s then-existing products, (iii) a license to certain copyrights and source code necessary to use, modify, reproduce and create derivative works of certain source code and documentation only as used within the Assignors’ then-existing products and services and (iv) a one-year trademark and domain name license, which has now expired.

In addition to the IP Agreements, the Company is party to a supplemental agreement dated April 1, 2015 with VMware (the “Supplemental Agreement”), under which the Company authorized VMware’s continuing use and distribution of certain Company products when integrated into or incorporated within certain of VMware’s then-existing products. This agreement is set to expire on March 31, 2018, at which time VMware will no longer be authorized to use or distribute such Company products (except to the limited extent necessary for VMware to provide patches or other customary support services to pre-existing end users).

As noted above, all of the foregoing licenses are limited both by time and scope. The time-based licenses under the IP Agreements expired in 2014 and 2015, and the time-based license under the Supplemental Agreement will expire on March 31, 2018. The product-and service-based licenses are not open-ended but instead are limited to (i) the Assignors’ products and services in existence at the date of the contribution agreement and (ii) the Assignors’ later-developed products and services that do not compete with the Company’s products and services in existence at the date of the contribution agreement.

It is possible under the terms of the foregoing agreements that DellEMC or VMware could offer products and services that compete with that of the Company’s, either now or in the future, subject to the limitations contained in those agreements. In practice, however, the Company’s products and services do not currently compete with products or services offered by DellEMC or VMware, and the Company has no reason to believe that DellEMC or VMware plan to use any intellectual property licensed under the foregoing agreements to compete with the Company in the future. To the contrary, each of DellEMC and VMware market and sell the Company’s products and services and are parties to agency agreements that generated over 40% of the Company’s revenue in each of fiscal 2016 and fiscal 2017 and over 35% in fiscal 2018.

For the foregoing reasons, the Company has determined that the foregoing agreements with DellEMC and VMware are not currently material to the Company. While the Company does not anticipate such agreements becoming material in the future, if in the future any of the foregoing agreements becomes material to the Company, the Company undertakes to file such agreement as an exhibit to the periodic report relating to the reporting period in which the agreement becomes material, in accordance with Item 1.01 of Form 8-K and CDI 102.01. The Company has revised the risk factor on page 39 to reflect the foregoing.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

9	March 9, 2018

2) Identify the performance obligations in the contract, page F-10

We note your response to prior comment 23. Please explain to us how the upfront license that is primarily comprised of open source software code relates to or is a part of the subscription to your platform. Clarify what the customer takes possession of as part of the subscription (e.g., a license to your software, a license to the open source software or access to your platform).

The Company respectfully advises the Staff that the PCF subscription license is predominantly composed of open-source software code, substantially from Cloud Foundry, along with many other open-source projects, as well as the Company’s proprietary software code. Once the Company and the customer have entered into a contract for the PCF subscription license, the customer begins their subscription by downloading the software code from Pivotal Network, the Company’s website for exploring, downloading and updating Company software and services. The downloaded software code is composed predominantly of open-source software licensed under applicable open-source software licenses, combined with the Company’s proprietary software code. The customer’s Enterprise License Agreement (the “Agreement”) includes the rights to use PCF, which includes a license to our proprietary software and a pass-through license to use the open-source software. The open-source software is available to download for free regardless of purchase. With the purchase of a PCF subscription, the customer is entitled to use the downloaded software packaged together and supported by the Company and receives ongoing support and updates during the subscription term. As a result, the license to the Company’s proprietary portion of PCF in these arrangements is never sold or packaged separately from the open source or related PCS and rights to continued delivery of unspecified upgrades, major releases and patches.

Also, describe the nature of the rights to unspecified upgrades, major releases and patches and clarify whether they relate to software or to the platform.

As part of the Agreement, the customer obtains the rights to unspecified upgrades, major releases and patches. These collective updates predominantly relate to the open-source software within the platform. These rights also include security updates to the platform, which are released multiple times weekly for PCF, with minor releases occurring quarterly.  In addition, the Company supports its customers on an n-2 version basis, meaning when version 1.9 is released, the Company is supporting versions 1.9, 1.8 and 1.7. When the Company releases an update, the update is applied to all supported versions, as applicable. In contrast, the Cloud Foundry update is only available on the most current version released. The Company packages and tests all updates to ensure they are stable, which provides for ease-of-use and scalability for enterprise grade customers. During the subscription term, the customer receives all updates, patches and releases and is entitled to support and updates on the supported software versions.

Lastly, please explain further how you determined that a majority of the value is in the PCS and rights.

The value of the subscription offering was determined to be over the PCS term based upon two primary factors: (i) the open-source nature of the Cloud Foundry and other open-source software in PCF, which is freely available for download regardless of purchase of PCF, renders the standalone selling price of the initially delivered PCF license to be nominal; and (ii) the delivery of PCS and unspecified upgrades, releases and patches over the subscription term is continuous. In reviewing the 2016 software update activity, we identified on average over three updates a week.

Though we support our customers on an n-2 basis, upon review of user compliance we found that in November 2016, 75% of our customers were on the most current version of PCF, and 95% were using a supported version, validating the assertion that customers use and value the ongoing updates through of our subscription. With the release of a new PCF version approximately every quarter, a version becomes unsupported in approximately a nine-month time frame. Our subscription offering is sold on an annual basis, with many customers purchasing a 36-month term; therefore, the version of software that was supported at the onset of the subscription period will no longer be the supported version during a majority of their term. This further supports our assertion that the majority of the value in the arrangement is in the PCS and continuous delivery of upgrades, releases and patches.

10	March 9, 2018

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2011 or sarah.solum@davispolk.com or Jahnavi Pendharkar at (650) 752-2036 or jahnavi.pendharkar@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:                     Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.